Exhibit 4

To Our Shareholders,

Last year was an exciting year at Denison as the Company took bold steps towards its vision of becoming one of Canada’s preeminent uranium exploration companies. Management is excited about the changes at Denison, and we believe that our shareholders will benefit from Denison’s objective of building one of the strongest strategic portfolios of uranium deposits and properties in the Athabasca Basin.

The most significant event in 2012 was the sale of Denison’s mining operations located in the United States to Energy Fuels Inc. This transaction was designed to allow Denison shareholders to unlock value from two distinctly different businesses, by letting the market value Denison’s exploration and development assets independently from the production assets in the U.S. As a result of the sale, Denison shareholders received shares of Energy Fuels while still retaining their positions in Denison.

With the sale of the U.S. assets behind it, Denison’s strategic plan gained momentum in the second half of 2012. Denison embarked on a focused drilling program at the Wheeler River Project, which culminated in the completion of a new mineral resource estimate for the Company’s 60% owned Phoenix deposits. Denison reported a 47% increase in indicated pounds of U3O8 and a 100% increase in inferred pounds of U3O8 over its previous mineral resource estimate on the property from 2010.

At the end of 2012, Denison made two investments in the Athabasca Basin which further consolidated its foothold in this prospective region. First, it entered into an agreement to acquire JNR Resources Inc., a junior exploration company with interests in a number of joint ventures with Denison. Then, Denison acquired a significant interest in International Enexco Ltd. to gain exposure to exploration on the Mann Lake project. With the closing of the JNR acquisition in January 2013, Denison consolidated its partial ownership of several properties with JNR’s interests to become the 100% owner of five mineral exploration properties in the Athabasca Basin (including key projects such as Moore Lake and Bell Lake), and also acquired interests in six other properties located in the Athabasca Basin.

Having completed a Cdn$7.0 million flow-through share offering at the end of 2012, Denison started 2013 well-financed, and with a strong balance sheet. Management is excited about the Company’s announced acquisition of Fission Energy Inc. through which Denison will acquire a portfolio of exploration projects including Fission’s 60% interest in the Waterbury Lake uranium project, as well as Fission’s exploration interests in other properties in the eastern part of the Athabasca Basin, Quebec, and Nunavut, plus its interests in two joint ventures in Namibia.

In 2013, Denison plans to spend its exploration dollars on an aggressive exploration program focused on its most prospective properties, with an aim to expand existing and identify new mineral resources. The Company is determined to increase shareholder value through successful acquisitions and exploration programs and to position the Company as a top-tier uranium industry investment.

At the end of 2012, Denison said goodbye to two long time employees when Mr. Jim Anderson, Denison’s former Chief Financial Officer, and Mr. Don Campbell, Denison’s former Vice President Commercial, decided to retire. I would like to express my thanks for their contributions to the Company and long time dedication to Denison and its shareholders.

The Board of Directors and I on behalf of management thank you, our shareholders, for your continued support and interest in Denison.

Sincerely,

Ron F. Hochstein

President and Chief Executive Officer

Management’s Discussion and Analysis

Year ended December 31, 2012

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 7, 2013 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2012. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the “Risk Factors” section of this document, as well as the following: global financial conditions; the ability of Denison to meet its obligations to its creditors and the uncertainty of funding; volatility in the market price of the Company’s shares and the risk of dilution from future equity financings; the impact of volatility in uranium prices on the valuation of Denison’s mineral reserves and resources and the market price of its shares; public acceptance of nuclear energy and competition from other energy sources; failure to realize benefits from transactions; competition for properties; the imprecision of mineral reserves and resources estimation; Denison’s ability to expand and replace its mineral reserves and resources; uncertainty as to reclamation and decommissioning liabilities; reliance on other operators; technical innovation rendering Denison’s products and services obsolete; property title risk; liabilities inherent in mining operations and the adequacy of insurance coverage; delays in obtaining permits and licences for development properties; the speculative nature of exploration and development projects; difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations; uncertainty surrounding Denison’s operations in foreign jurisdictions; potential claims of Canada’s first nations people; dependence on key personnel; the potential influence of Denison’s largest shareholder, Korea Electric Power Corporation; potential conflicts of interest for the Company’s directors who are engaged in similar businesses; and limitations of disclosure and internal controls.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Management’s Discussion and Analysis

Year ended December 31, 2012

2012 HIGHLIGHTS

•

In June 2012, Denison sold its subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”) to Energy Fuels Inc. (“EFR”). In exchange, consideration equal to 425.4 million EFR common shares was received and distributed to Denison shareholders of record on June 29, 2012 (the “EFR Transaction”).

•

A total of 27,263 metres was drilled in 58 holes at Wheeler River in 2012. Highlights include intersections that expanded the Phoenix B uranium deposit, including WR-474 which intersected 18.37% eU3O 8[1] over 4.4 metres and WR-478 which intersected 21.74% eU3O8 [1] over 1.6 metres.

•

Based on surface diamond drilling campaigns from 2008 to 2012, the total indicated mineral resource estimate for the combined Phoenix A and B deposits on its Wheeler River project has been updated to 52,300,000 pounds U3O8 at an average grade of 15.6% U3O8. Additionally, the total inferred mineral resource estimate has been updated to 7,600,000 pounds U3O8 at an average grade of 29.8% U3O8. Denison filed an independent technical report on these estimates in accordance with Canadian securities laws on January 16, 2013.

•

The Canadian Nuclear Safety Commission authorized the amendment of the operating license for the McClean Lake mill, of which Denison holds a 22.50% interest, permitting an increase in the annual production from 8.0 million pounds U3O8 to 13.0 million pounds U3O8, and receipt and processing of ore slurry from the McArthur River Mine.

•	The Midwest joint venture, of which Denison holds a 25.17% interest, received approval of its environmental assessment by the Federal Minister of Environment in August 2012.

•

New mineral resource estimates on the Mutanga project in Zambia were prepared for the newly discovered Dibwe East deposit, consisting of inferred mineral resources of 28,246,000 pounds U3O8 contained in 39,800,000 tonnes grading 322 parts per million U3O8. Denison filed an independent technical report on these estimates in accordance with Canadian securities laws on March 28, 2012.

•

Denison entered into an agreement in November 2012 to acquire the outstanding common shares of JNR Resources Inc. (“JNR”) at an exchange ratio 0.073 by way of plan of arrangement (the “JNR Arrangement”). This transaction was completed and closed on January 31, 2013.

•

Denison acquired ownership of 3.6 million units of International Enexco Ltd. (“Enexco”) in November 2012. Each unit was comprised of one common share and one half of one common share purchase warrant. On a partially diluted basis, this investment represented approximately 13.9% of the issued and outstanding shares of Enexco. Denison also acquired the right to Board representation and the right to subscribe to future offerings in certain cases.

•	Denison closed a $7.0 million flow-through share offering in October 2012.

[1]	These grades are reported as equivalent uranium (eU3O8 ) as determined by downhole total gamma radiometric logging equipment.

Management’s Discussion and Analysis

Year ended December 31, 2012

ABOUT DENISON

Denison was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (“OBCA”) and by articles of arrangement effective December 1, 2006. Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia and Mongolia. Including the world class Phoenix deposits, located on its 60% owned Wheeler project, and after the close of the JNR Arrangement on January 31, 2013, Denison’s exploration project portfolio includes 32 projects and totals over 530,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, and a 25.17% interest in the Midwest deposit, which is located 15 kilometres from the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Strategy

With the sale of its U.S. Mining Division, Denison is on the path to build one of the strongest portfolios of strategic uranium deposits and properties in the Eastern Athabasca Basin. Denison plans to spend its exploration dollars to aggressively explore its most prospective properties to expand existing resources and delineate new uranium resources. The Company intends to increase shareholder value through successful acquisitions and exploration programs and position the Company as a top-tier uranium industry investment.

The Uranium Industry

Nuclear power capacity is growing while uranium production continues to be below annual demand resulting in continued depletion of remaining inventories and secondary supplies. The impact of the Fukushima Daichii nuclear incident continues to be felt as reactors in Japan remain shut down and some countries such as Germany and Switzerland continue to pursue nuclear free power generation policies. Even with these projected reductions in demand, there continues to be a long-term supply-demand imbalance which can be expected to continue for the foreseeable future. Prices must increase to support the development of new mines that will be required to meet existing demand and projected increases in future demand.

Uranium Demand

According to the World Energy Outlook 2012 reference case forecast, world net electricity consumption is expected to increase 35% from 2010 levels by 2035. Total demand for energy is projected to increase on average by 1.2% per year from 144 trillion kilowatt hours in 2010 to 195 trillion kilowatt hours in 2035. China accounts for the largest share of the growth in global energy use, with its demand rising 60% by 2035, followed by India and the Middle East. Nuclear power is projected to represent a 12% share of electricity generation, which represents a downward revision from previous projections in light of policy changes in a few countries, as a result of the Fukushima Daiichi incident, and competitive pressures from natural gas in North America.

The World Nuclear Association reports that there are 435 nuclear reactors operable in 30 countries. These reactors generate 374.1 gigawatts of electricity and supply approximately 13% of the world’s electrical requirements. Of greater significance, 65 nuclear reactors are under construction in 13 countries with the principal drivers of this expansion being China, India, South Korea and Russia which have a total of 50 reactors under construction. Based on the most recent statistics from the World Nuclear Association, there are a total of 232 reactors that are either under construction, or planned around the world. By comparison, prior to the Fukushima incident, in February 2011, there were only 218 reactors under construction or planned. China, in particular, has a very aggressive new build program underway. Some non-nuclear countries are continuing to move ahead with their plans, such as Saudi Arabia, which plans to build up to 16 reactors, and the United Arab Emirates, with one reactor under construction and contracts for an additional 3 reactors. Ux Consulting Company, LLC (“UxCo”), in its “Uranium Market Outlook – Q4 2012” (the “Q4 Outlook”), estimated that, by 2030, there will be 607 nuclear reactors in operation worldwide, supplying 601.4 gigawatts. This would represent an increase of over 60% in nuclear capacity, with 13 new countries joining the nuclear family. This is down only slightly from forecasts made prior to the Fukushima incident in Japan. UxCo also estimated in its Q4 Outlook that uranium demand will grow from 184.2 million pounds of U3O8 in 2012 to 211.5 million pounds in 2020.

Management’s Discussion and Analysis

Year ended December 31, 2012

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines have been brought into production in Kazakhstan and Africa over the last few years while others are in various stages of development, including Cigar Lake in Canada. From 2008 to 2012, annual production in Kazakhstan has more than doubled from 22.1 million pounds U3O8 to 54.3 million pounds. Although primary production has increased, it still only accounts for approximately 80% of demand and more mines are required to meet the increasing future demand, to replace dwindling secondary supplies and to replace mines that are being depleted.

UxCo has estimated in its Q4 Outlook that existing mine production plus new planned and potential mine production will increase primary uranium supply from 147.7 million pounds in 2012 to 214.8 million pounds in 2020. One of the principal drivers for the increase in primary mine production is expected to continue to be Kazakhstan, which is projected to increase production by about 28% between 2012 and 2020. In order to reach these estimated primary uranium supply levels, a number of large new mines, such as Cigar Lake in Canada and other mines mainly in Africa, will need to be developed and brought into production. Prices will need to increase appreciably to support the higher cost production profile of mines, other than Cigar Lake, and significant capital expenditures will be required to meet these production forecasts.

Secondary Uranium Supply

Primary mine production currently supplies approximately 80% of current demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, inventories held by governments and the downblending of highly-enriched uranium (“HEU”) from nuclear weapons programs. By far, the most significant of the secondary supplies currently is the 18 to 24 million pounds per year being provided from the HEU downblending program. The HEU program is scheduled to terminate at the end of 2013. The supply gap created by this termination will need to be made up from new primary mine production.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, some government inventories, particularly in the U.S. and Russia, remain. The disposition of these inventories may have a market impact over the next 10 to 20 years, although, the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term uranium prices.

UxCo expects that secondary sources of supply will fall from current levels of 45.4 million pounds per year to 20.6 million pounds per year by 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have sufficient domestic uranium supplies to fuel their own nuclear power reactors. The electric utilities in those countries must secure their required uranium supply by entering into medium and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium mineral reserves and record of performance and production cost profile. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain annual volume flexibility, floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including governments and other utilities holding excess inventory.

While long-term demand is steadily growing, short-term demand is affected in large part by utilities’ uncovered requirements. To the extent that they have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, there is relatively little uncovered demand, so utility buying is primarily discretionary and price driven.

Management’s Discussion and Analysis

Year ended December 31, 2012

Historically, spot prices are more volatile than long-term prices. The spot price began 2012 at $52.00 per pound U3O8 and remained in the lower $50.00 per pound range for most of the year until late July when it dropped below $50.00 per pound. The spot price dropped to $40.75 by November and ended 2012 at $43.50 per pound U3O8 .

The long-term price is set on a monthly basis and began the year at $63.00 per pound U3O8. It fell to $60.00 per pound in March and fluctuated between that level and $61.50 until December when it dropped to $56.00 per pound. Long-term prices are driven more by production costs and future supply-demand forecasts than by customer inventories.

Competition

Uranium production is international in scope but is characterized by a relatively small number of companies operating in only a few countries. Five producers produced over 65% of the estimated world production in 2012 and about 72% of the world’s production came from only four countries, namely Kazakhstan, Canada, Australia and Niger. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years.

Marketing Uranium

Denison has typically sold its uranium under a combination of long-term contracts and spot market sales. The long-term contracts had a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts was at the discretion of the customer, so the Company’s delivery obligations varied markedly from quarter to quarter. Spot sales were priced at or near published industry spot prices.

In June 2012, Denison sold its principal uranium production source and long-term uranium sales contracts. For the first six months of 2012, approximately 77% of Denison’s total sales volume was sold under long-term contracts, with the remainder sold in the spot market. The Company currently has no long-term contracts in place.

Denison will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the years ended December 31, 2012, December 31, 2011 and December 31, 2010.

On June 29, 2012, the Company completed a transaction with EFR whereby it sold its U.S. Mining Division. In accordance with IFRS, the Company has restated the presentation of its statement of comprehensive income to include only the Company’s continuing operations in detail and to disclose the results of its U.S. Mining Division separately as a discontinued operation.

Management’s Discussion and Analysis

Year ended December 31, 2012

	Year Ended
(in thousands, except for per share amounts)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Results of Operations:
Total revenues from continuing operations	$11,127	$25,796	$50,888
Net income (loss) from continuing operations	(25,455)	(24,552)	(22,617)
Net income (loss) from discontinued operations	(92,493)	(46,317)	17,271
Basic and diluted earnings (loss) per share from continuing operations	(0.07)	(0.07)	(0.07)
Basic and diluted earnings (loss) per share from discontinued operations	(0.24)	(0.12)	0.05

(in thousands)	As at Dec. 31, 2012	As at Dec. 31, 2011	As at Dec. 31, 2010
Financial Position:
Cash and cash equivalents	$38,188	$53,515	$97,554
Working capital	35,298	93,516	133,837
Long-term investments	2,843	522	2,955
Property, plant and equipment	247,888	367,370	342,164
Total assets	300,356	504,486	523,003
Total long-term liabilities	$28,824	$38,391	$38,598

SUMMARY OF QUARTERLY FINANCIAL RESULTS

(in thousands, except for per share amounts)	2012 Q4	2012 Q3	2012 Q2	2012 Q1
Total revenues from continuing operations	$2,596	$2,496	$2,431	$3,604
Net income (loss) from continuing operations	(4,601)	(9,647)	(1,695)	(9,512)
Net income (loss) from discontinued operations	155	188	(50,361)	(42,475)
Basic and diluted earnings (loss) per share from continuing operations	(0.01)	(0.03)	(0.01)	(0.03)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	(0.13)	(0.11)

(in thousands, except for per share amounts)	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Total revenues from continuing operations	$4,432	$5,513	$11,816	$4,035
Net income (loss) from continuing operations	(16,039)	7,853	(9,938)	(6,428)
Net income (loss) from discontinued operations	(49,498)	7,631	(3,811)	(639)
Basic and diluted earnings (loss) per share from continuing operations	(0.04)	0.02	(0.03)	(0.02)
Basic and diluted earnings (loss) per share from discontinued operations	(0.13)	0.02	(0.01)	—

Management’s Discussion and Analysis

Year ended December 31, 2012

RESULTS OF OPERATIONS

Revenues

Mining

There were no uranium sales in 2012 from the Company’s continuing operations. In 2011, the Company sold 117,000 pounds of U3O8 for total sales revenue of $7,693,000 in the Canadian mining segment. There were no uranium sales in the fourth quarter of 2012 or 2011.

Services and Other

Revenue from the environmental services division (“DES”) for the three months and year ended December 31, 2012 was $2,211,000 and $9,456,000 compared to $3,995,000 and $16,190,000 in the same periods in 2011. Revenue decreased in 2012 due to the expiry of the Faro contract in March 2012.

Revenue from the management contract with Uranium Participation Corporation (“UPC”) for the three months and year ended December 31, 2012 was $385,000 and $1,671,000 compared to $437,000 and $1,913,000 in the same periods in 2011.

Operating Expenses

Mining

Since there were no uranium sales in 2012, mineral concentrates cost of goods sold was nil for 2012 compared with $6,659,000 for 2011.

The McClean Lake mill remained on stand-by for the entire year in 2012. The Cigar Lake joint venture continues to pay nearly all of the stand-by expenses under the terms of a toll milling agreement. Operating costs for the three months and year ended December 31, 2012 totaled $1,194,000 and $3,359,000 compared to $290,000 and $804,000 for the three months and year ended December 31, 2011. Operating costs increased in 2012 due to increased funding of the Surface Access Borehole Resource Extraction (“SABRE”) program, which is not part of stand-by costs.

Services and Other

Operating expenses include costs relating to DES amounting to $2,165,000 for the three months and $9,243,000 for the year ended December 31, 2012 compared to $3,682,000 and $15,342,000 respectively for the same periods in 2011. DES costs decreased in 2012 due to the expiry of the Faro contract in March 2012.

Mineral Property Exploration

Denison is engaged in uranium exploration, as both operator and non-operator of joint arrangements and as operator of its own properties in Canada, Mongolia and Zambia. Exploration expenditures for the three months ended and year ended December 31, 2012 were $1,823,000 and $12,508,000 compared to $1,164,000 and $13,150,000 for the three months and year ended December 31, 2011.

Canada

In the Athabasca Basin region of northern Saskatchewan, Denison is engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean and Midwest joint ventures, as well as on 24 other exploration projects including the Company’s 60% owned Wheeler River project, for the year ended December 31, 2012. Denison’s share of exploration spending on its Canadian properties totaled $701,000 for the three months ended December 31, 2012 and $5,725,000 for the year ended December 31, 2012. For the three months ended December 31, 2011, Canadian exploration spending totaled $519,000 and $6,783,000 for the year ended December 31, 2011.

Management’s Discussion and Analysis

Year ended December 31, 2012

The 2012 drill program on the Wheeler River project mainly targeted mineralization at the Phoenix A and B deposits. A total of 27,263 metres was drilled in 58 holes which expanded the Phoenix deposits and resulted in the following updated mineral resource estimate:

2012 Phoenix Mineral Resource Estimate Summary

(Effective Date December 31, 2012)

Category	Deposit	Tonnes (100% Basis)	Grade (% U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 Company’s Share
Indicated	A Deposit	133,500	15.8	46.5	27.9
Indicated	B Deposit	19,000	14.1	5.9	3.5

Total Indicated		152,400	15.6	52.3	31.4
Inferred	A Deposit	6,300	51.7	7.2	4.3
Inferred	B Deposit	5,300	3.5	0.4	0.3

Total Inferred		11,600	29.8	7.6	4.6

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resources are reported above a cut-off grade of 0.8% U3O8.

Mongolia

Exploration expenditures on the Company’s GSJV properties in Mongolia totaled $25,000 for the three months ended and $3,156,000 for the year ended December 31, 2012 compared to $200,000 for the three months ended and $3,971,000 for the year ended December 31, 2011. A 29,700 metre drill program was completed on the Urt Tsav and Ulziit properties in 2012 with the drilling on Ulziit approximately doubling the defined extent of the mineralized system.

The Company currently has an 85% interest in the GSJV in Mongolia. The other party to the joint venture is the Mongolian government with a 15% interest. Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the Government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest would be held by Mon-Atom LLC, the Mongolian state-owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending receipt of mining licences and government reviews and authorizations. In March 2012, the Company acquired the 15% interest of Geologorazvedka, a Russian entity, for cash consideration of $742,000 and the release of Geologorazvedka’s share of unfunded joint venture obligations. This additional interest is expected to be transferred to Mon-Atom as part of the restructuring plan. The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. Discussions are on-going and the timing for completion of the restructuring is uncertain at this time.

Zambia

Exploration expenditures of $1,097,000 and $3,627,000 for the three months and year ended December 31, 2012 were incurred on the Company’s Mutanga project in Zambia compared to $445,000 and $2,396,000 for the three months and year ended December 31, 2011. A total of 18,160 metres of exploration drilling was completed in 137 drill holes in 2012. Drilling in 2012 targeted several areas, including Mutanga East, Dibwe North and the Dibwe-Mutanga corridor, plus deeper targets beneath known mineralization at the Dibwe and Mutanga deposits. Promising intersections were obtained at Mutanga East and along the Dibwe-Mutanga corridor, demonstrating the potential of these areas.

General and Administrative

General and administrative expenses totaled $3,731,000 for the three months ended and $10,475,000 for the year ended December 31, 2012 compared with $2,254,000 for the three months ended and $9,901,000 for the year ended December 31, 2011. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. The increased expenditures in 2012 result from severance costs relating to reductions in Toronto office personnel of $1,018,000, offset by a decrease in share-based compensation of $560,000.

Management’s Discussion and Analysis

Year ended December 31, 2012

Other Income and Expenses

Other income (expense) totaled ($1,457,000) for the three months ended and ($2,676,000) for the year ended December 31, 2012 compared with ($10,085,000) for the three months ended and ($1,904,000) for the year ended December 31, 2011. This consists primarily of foreign exchange gains (losses) which totaled $868,000 for the three months ended and ($2,526,000) for the year ended December 31, 2012 compared to ($10,413,000) for the three months ended and ($1,108,000) for the year ended December 31, 2011. Also included is a payment made in March 2012 of ($742,000) related to the buyout of Geologorazvedka’s 15% interest in the GSJV.

Discontinued Operations

On June 29, 2012, the Company and EFR completed the EFR Transaction whereby EFR acquired the U.S. Mining Division from Denison in exchange for consideration equal to 425,440,872 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the EFR Transaction, Denison completed the remaining steps in the Plan of Arrangement (the “Denison Arrangement”) to reorganize its capital and distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital. Upon completion of the Denison Arrangement, Denison shareholders of record on June 29, 2012 received approximately 1.106 common shares of EFR for each common share of the Company they owned while retaining their Denison shares.

The Company accounted for the EFR Transaction in accordance with the requirements of IFRIC 17 ‘Distribution of Non-Cash Assets to Owners’. One of the requirements of IFRIC 17 is to fair value the assets being distributed to shareholders, which in this case was the EFR Share Consideration.

Immediately prior to the sale, the Company tested the U.S. Mining Division for impairment using the fair value of the EFR Share Consideration as the recoverable amount. The recoverable amount was determined to be $79,395,000 based on 425,440,872 common shares of EFR to be distributed to the Company’s shareholders, a share price of CAD$0.19 per share and a CAD$ to USD$ foreign exchange rate of 0.9822.

In performing the impairment test, the Company concluded that the recoverable amount of the U.S. Mining Division was lower than its carrying value. As a result, the Company recognized an impairment charge of $97,944,000 in the year ended December 31, 2012.

As a result of the EFR Transaction, Denison has accounted for its U.S. Mining Division as a discontinued operation.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CAD$100,000,000 and CAD$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CAD$200,000,000; c) a fee of CAD$200,000 upon the completion of each equity financing where proceeds to UPC exceed CAD$20,000,000; d) a fee of CAD$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CAD$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

Management’s Discussion and Analysis

Year ended December 31, 2012

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

Management fees were incurred with UPC for the periods noted:

	Three Months Ended		Year Ended
(in thousands)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Revenue
Management fees	$385	$437	$1,671	$1,913

There were no commission or transaction fees for the periods shown above. At December 31, 2012, accounts receivable includes $143,000 (2011—$226,000) due from UPC with respect to the fees indicated above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provided for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This long-term offtake agreement has been assigned to EFR as part of the EFR Transaction.

KEPCO also entered into a strategic relationship agreement. Pursuant to this agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. In addition, KEPCO is entitled to designate two persons to be nominated to Denison’s board of directors if it maintains at least a 15% share interest in Denison, which is permanently reduced to one board of director nomination if KEPCO’s share interest falls to between 5% and 15%.

As at December 31, 2012, KEPCO’s holds 58,000,000 shares of Denison representing a share interest of approximately 14.92%. Under the terms of the strategic relationship agreement, KEPCO is now only entitled to nominate one director to Denison’s board of directors.

The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire.

Other

During 2012, the Company has incurred management and administrative service fees and other expenses of $75,000 (2011: $176,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2012, an amount of $nil (2011: $nil) was due to this company.

During 2012, the Company has incurred fees of $299,000 with a legal firm where a director of the Company is a partner at the firm. At December 31, 2012, an amount of $285,000 is due to this legal firm.

During 2012, the Company has incurred fees of $52,000 for air chartered services from a company owned by the Chairman of the Company. At December 31, 2012, an amount of $nil is due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

Management’s Discussion and Analysis

Year ended December 31, 2012

The following compensation was awarded to key management personnel:

	Three Months Ended		Year Ended
(in thousands)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Salaries and short-term employee benefits	$452	$1,142	$1,614	$2,210
Share-based compensation	362	849	1,127	1,872
Termination benefits	867	—	867	—

Key management personnel compensation	$1,681	$1,991	$3,608	$4,082

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $38,188,000 at December 31, 2012 compared with $53,515,000 at December 31, 2011. The decrease of $15,327,000 was due primarily to cash used in operations of $6,769,000 and expenditures on property, plant and equipment totaling $13,122,000, offset by proceeds from flow-through common share issues of $6,556,000.

Net cash used in operating activities of $6,769,000 during the year ended December 31, 2012 is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $14,025,000 in inventories prior to the disposal of the U.S. Mining Division, and a decrease of $9,449,000 in trade and other receivables.

Net cash used in investing activities was $16,043,000 consisting primarily of expenditures on property, plant and equipment of $13,122,000 and investment purchases of $1,816,000.

Net cash from financing activities totaled $6,560,000 primarily due to the issue of flow-through common shares, net of issue costs.

In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $15,327,000 in the year.

On June 28, 2012, the Company put in place a revolving term credit facility (the “Credit Facility”) for $15,000,000. The Credit Facility contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012 and 50% of positive net income in each fiscal quarter from and including March 31, 2012. The Credit Facility terminates on June 28, 2013. There is no debt outstanding under this facility; however, $9,748,000 of the line was used as collateral for certain letters of credit at December 31, 2012.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The Credit Facility is subject to a standby fee of 1%.

SUBSEQUENT EVENTS

On January 31, 2013, Denison closed the JNR Arrangement whereby it acquired all of the outstanding common shares of JNR. Pursuant to the JNR Arrangement, the former shareholders of JNR received, for each JNR common share held, 0.073 of a Denison common share (the “Exchange Ratio”). All of the outstanding options and common share purchase warrants of JNR were exchanged for options and warrants to purchase common shares of Denison with a number and exercise price determined by reference to the Exchange Ratio. On closing, Denison issued 7,975,479 common shares with a value of approximately CAD$10,900,000.

Management’s Discussion and Analysis

Year ended December 31, 2012

On January 16, 2013, Denison announced the signing of a Binding Letter of Intent to acquire a portfolio of assets from Fission Energy Corp. (“Fission”) which include its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut and its interests in two joint ventures in Namibia (collectively, the “Fission Assets”). Denison entered into an arrangement agreement with Fission on March 7, 2013 (the “Fission Arrangement”). Under the terms of the Fission Arrangement, Denison will offer shareholders of Fission 0.355 shares of Denison for each Fission share held. The completion of the transaction is conditional upon, among other things, certain assets of Fission being spun out to a new company. Denison expects to issue approximately 49,200,000 common shares to complete the acquisition, which values the Fission Assets at approximately CAD$62,500,000 based on Denison’s closing share price of CAD$1.27 per share on March 6, 2013.

FINANCIAL INSTRUMENTS

	Financial	December 31, 2012
(in thousands)	Instrument Category (1)	Fair Value	Carrying Value
Financial Assets:
Cash and equivalents	Category D	$38,188	$38,188
Trade and other receivables	Category D	2,638	2,638
Investments	Category A/B	2,843	2,843
Restricted cash and equivalents	Category C	2,254	2,254

		$45,923	$45,923

Financial Liabilities:
Account payable and accrued liabilities	Category E	6,628	6,628
Debt obligations	Category E	229	229

		$6,857	$6,857

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and cash equivalents, and restricted cash and equivalents is limited by dealing with credit worthy financial institutions. Denison’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, where the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and its access to credit facilities, if required.

The Company’s investments that are designated as financial assets at fair value through profit or loss have resulted in other income (expense) of $523,000 for the year ended December 31, 2012 compared to nil for the year ended December 31, 2011.

The Company’s investments designated as available for sale have resulted in unrealized gains (losses) recognized in accumulated other comprehensive income of $34,000 for the year ended December 31, 2012 compared to ($1,413,000) for the year ended December 31, 2011. Additionally, investment impairments on these investments were recorded under other income (expenses) totaling ($64,000) for the year ended December 31, 2012 compared to ($896,000) for the year ended December 31, 2011.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

Management’s Discussion and Analysis

Year ended December 31, 2012

OUTSTANDING SHARE DATA

At March 7, 2013, there were 396,781,394 common shares issued and outstanding, 7,244,195 stock options outstanding and 272,290 warrants outstanding for a total of 404,297,879 common shares on a fully-diluted basis.

OUTLOOK FOR 2013

Canada

Mineral Property Exploration

Denison will manage or participate in 11 exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is CAD$14,600,000 of which Denison’s share is CAD$9,900,000. At Wheeler River, a 25,000 metre winter and summer drill program is planned along with geophysical surveys at a total cost of CAD$6,800,000 (Denison’s share CAD$4,100,000). Drilling at Wheeler River will have a greater emphasis on exploration as compared to past years, both proximal to Phoenix and at other target areas. A small component of in-fill drilling is also planned to further expand and upgrade the Phoenix mineral resource estimates.

In addition to the Wheeler River project, winter drill programs are also planned for Moore Lake (6,400 metres), Hatchet Lake (1,940 metres), Wolly (2,500 metres) and McClean Lake (4,000 metres). Wolly and McClean Lake are operated by AREVA Resources Canada Inc. and Denison’s interest is 22.5% in each of those projects. Additional exploration work including summer drilling programs and geophysical surveys will also be carried out on the Crawford, Bachman, Russell Lake, Stevenson River, Perpete Lake and Bell Lake properties.

Development/Operations

Approximately CAD$3,500,000 (Denison’s share CAD$814,000) is budgeted for the Midwest and McClean Underground development stage projects and the SABRE program in 2013. The majority of the expenditures are planned for the evaluation of the results of the SABRE two hole test program completed in 2012 and the preliminary evaluation of the SABRE mining method for the Caribou and Midwest deposits. The McClean Underground project Feasibility Study was completed in the fourth quarter of 2012, and it was agreed to postpone a production decision due to the poor condition of the uranium market. A production decision will be revisited in 2013. Very little work is currently planned on the Midwest project.

The McClean Lake mill continues to be on stand-by, but activity at the mill has begun to ramp up in preparation for processing of Cigar Lake ore anticipated to begin later in 2013. Construction on the McClean Lake mill expansion, which is 100% funded by the Cigar Lake joint venture, began last summer and will increase annual production capacity to 24 million pounds U3O8. Denison’s share of operating and capital expenditures in 2013 is estimated at CAD$1,800,000. Denison expenditures are expected to be offset by revenue projected at CAD$1,500,000 from toll milling revenues and the proceeds from the sale of approximately 25,000 pounds U3O8 recovered from McClean Lake ores processed as part of the Cigar Lake commissioning efforts.

International

On its wholly owned Mutanga project in Zambia, the Company plans to carry out extensive programs of geological mapping and geochemical and geophysical surveying to increase the confidence in existing drill targets and identify new targets. At this point no exploration drilling is planned for 2013. The Zambian program will total an estimated $3,500,000.

In Mongolia, mining licence applications for its four license areas were submitted in 2011 and the Company is continuing to work to restructure the GSJV to meet the requirements of the Mongolian Nuclear Energy Law. In 2013, the Mongolian program is estimated at $1,700,000. The focus in 2013 will be on the ongoing restructuring efforts and the work necessary to obtain the mining licenses.

Management’s Discussion and Analysis

Year ended December 31, 2012

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Depreciation and Amortization of Property, Plant and Equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis require estimates of residual values and allocate the cost of an asset to production cost evenly over the assets’ useful life defined as a period of time. Plant and equipment assets depreciated using a units of production basis require estimates of residual values and allocate the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. In certain instances, the total anticipated production from a facility will require making estimates about future toll milling volumes.

Mineral property assets are amortized using a units of production basis that allocates the cost of the asset to production cost based on the current period’s mill feed as a proportion of the total estimated mineral resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of depletion and depreciation.

(b)	Valuation of Mineral Properties

The Company undertakes a review of the carrying values of mineral properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results, discounted net cash flows, and current market valuations of similar properties. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, among other things: mineral reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts.

Management’s Discussion and Analysis

Year ended December 31, 2012

(c)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(d)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

NEW ACCOUNTING PRONOUNCEMENTS

Several pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are not yet effective for the year ended December 31, 2012 but will be for accounting periods beginning on or after January 1, 2013. Those that are applicable to the Company are listed below:

Pronouncements effective for fiscal periods of the Company beginning on or after January 1, 2014:

(a)	International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not evaluated the impact of adopting this standard.

Management’s Discussion and Analysis

Year ended December 31, 2012

Pronouncements effective for fiscal periods of the Company beginning on or after January 1, 2013:

(a)	International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued in May 2011 and it establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

(b)	International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 was issued in May 2011 and it provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires the venture to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Ventures.

(c)	International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.

(d)	International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued in May 2011 and establishes new guidance on fair value measurement and disclosure requirements for IFRS and completes a major project to improve the convergence of IFRS and US GAAP. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.

(e)	International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended to require entities to group items within other comprehensive income based on an assessment of whether such items may or may not be reclassified to profit or loss at a subsequent date.

(f)	International Accounting Standard 19, Post-Employment Benefits (“IAS 19”)

IAS 19 was amended to eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and require re-measurement of associated assets and liabilities in other comprehensive income.

The Company has conducted a preliminary review of the pronouncements effective for the Company’s fiscal period beginning January 1, 2013. Apart from additional disclosure required by IFRS 12 and an immaterial change in the accounting for the Company’s post-employment benefits required by IAS 19, the Company does not expect the adoption of these standards, as described above, to have a material impact on the Company’s financial statements

Management’s Discussion and Analysis

Year ended December 31, 2012

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The Company has the following contractual obligations at December 31, 2012:

(in thousands)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Debt Obligations	$229	$125	$94	$10	$—
Operating lease and other obligations	$1,070	$404	$553	$113	$—

In connection with the EFR Transaction, Denison remained a guarantor under a sales contract assigned to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. The outcome of this proceeding has yet to be determined; however, an adverse decision may have a material impact on the Company due to its obligation to indemnify EFR. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity.

ENVIRONMENTAL RESPONSIBILITY

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The mill and mine reclamation estimates at December 31, 2012 are $15,664,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

The Company has posted letters of credit and trust funds as security for these liabilities. At December 31, 2012, the amount of these restricted cash and investments and line of credit collateralizing the Company’s reclamation obligations was $12,002,000.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.

Global Financial Conditions

Global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favorable to Denison. These increased levels of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the common shares.

Management’s Discussion and Analysis

Year ended December 31, 2012

Ability to Maintain Obligations under Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint arrangements, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison’s securities; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange. If an active market for Denison’s securities does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline, such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution from Further Equity Financing

If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral reserves and resources and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.

Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production.

Management’s Discussion and Analysis

Year ended December 31, 2012

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Benefits Not Realized from Transactions

Denison has completed a number of transactions over the last several years, including without limitation the JNR Arrangement and the EFR Transaction, and it expects to complete the Fission Arrangement in the second quarter of 2013. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties, and could adversely impact the Company and the price of its common shares.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield mineral reserves or result in commercial mining operations.

Imprecision of Mineral Reserve and Mineral Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its mineral reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore mineral reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Replacement of Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, GSJV and Mutanga projects are Denison’s sources of uranium concentrates. Unless other mineral reserves and resources are discovered or extensions to existing mineral deposits are found, Denison’s sources of production for uranium concentrates will decrease over time as its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace production.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

Management’s Discussion and Analysis

Year ended December 31, 2012

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Reliance on ARC as Operator

As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

The McClean Lake mill employs unionized workers who work under collective agreements. ARC, as the operator, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

There is also a risk that Denison’s title to, or interest in, its properties outside of Canada may be subject to defects or challenges. This may be true particularly in countries where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Management’s Discussion and Analysis

Year ended December 31, 2012

Dependence on Issuance of Licence Amendments and Renewals

The Company maintains regulatory licences in order to operate its mill at McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new mineral reserves.

Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Management’s Discussion and Analysis

Year ended December 31, 2012

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.

Operations in Foreign Jurisdictions

The Company owns uranium properties directly and through joint arrangements and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets. As an example, in July 2009, the Parliament of Mongolia enacted the Nuclear Energy Law, which granted authority to the Mongolian Nuclear Energy Agency and created a framework for all aspects of uranium resource development in Mongolia.

There are a number of provisions under the Nuclear Energy Law that will significantly affect the GSJV, in which Denison currently holds an 85% interest, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the entitlement of the Government of Mongolia to hold a 34% to 51% interest in each uranium property, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, at no cost to the Government. The Company is currently in the process of restructuring the GSJV to meet the requirements of the Nuclear Energy Law, pending government reviews and authorizations.

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Management’s Discussion and Analysis

Year ended December 31, 2012

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint arrangement partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key person life insurance for any of these individuals.

Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Potential Influence of KEPCO

As at the date hereof, KEPCO indirectly holds a large shareholding in Denison and is contractually entitled to board representation. Provided KEPCO holds over 5% of Denison’s common shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate a director may give KEPCO influence on decisions made by Denison’s Board. Although KEPCO’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominee is likely to be an employee of KEPCO and he or she may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders.

The KEPCO strategic relationship agreement also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

Conflicts of Interest

Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.

Management’s Discussion and Analysis

Year ended December 31, 2012

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2012 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Ron F. Hochstein	David D. Cates
President and Chief Executive Officer	Vice-President Finance & Tax
Chief Financial Officer

March 7, 2013

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

March 7, 2013

Independent Auditor’s Report

To the Shareholders of Denison Mines Corp.

We have completed integrated audits of Denison Mines Corp. and its subsidiaries’ 2012 and 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Denison Mines Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flow for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Corp. and its subsidiaries as at December 31, 2012 and 2011 and their financial performance and their cash flows for the years then ended in accordance with IFRS as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Denison Mines Corp. and its subsidiaries’ internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Denison Mines Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by COSO.

Chartered Accountants, Licensed Public Accountants

DENISON MINES CORP.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars except for share amounts)

	At December 31 2012	At December 31 2011
ASSETS
Current
Cash and cash equivalents (note 6)	$38,188	$53,515
Trade and other receivables (note 7)	2,638	12,652
Inventories (note 8)	1,792	36,106
Prepaid expenses and other	683	2,534

	43,301	104,807
Non-Current
Inventories – ore in stockpiles (note 8)	2,062	2,156
Investments (note 9)	2,843	522
Restricted cash and investments (note 10)	2,254	26,793
Property, plant and equipment (note 11)	247,888	367,370
Intangibles (note 12)	2,008	2,838

Total assets	$300,356	$504,486

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,628	$9,272
Current portion of long-term liabilities:
Deferred revenue	—	893
Post-employment benefits (note 13)	402	393
Reclamation obligations (note 14)	848	622
Debt obligations (note 15)	125	111

	8,003	11,291
Non-Current
Post-employment benefits (note 13)	3,450	3,498
Reclamation obligations (note 14)	14,816	20,954
Debt obligations (note 15)	104	110
Other liabilities (note 16)	1,005	1,082
Deferred income tax liability (note 17)	9,449	12,747

Total liabilities	36,827	49,682

EQUITY
Share capital (note 18)	979,124	974,312
Share purchase warrants (note 19)	—	—
Contributed surplus (note 20)	50,671	49,171
Deficit	(777,039)	(579,696)
Accumulated other comprehensive income (note 21)	10,773	11,017

Total equity	263,529	454,804

Total liabilities and equity	$300,356	$504,486

Issued and outstanding common shares (note 18)	388,805,915	384,660,915

Commitments and contingencies (note 26)
Subsequent events (note 27)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

Ron F. Hochstein	Catherine J.G. Stefan
Director	Director

DENISON MINES CORP.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars except for share and per share amounts)

	Year Ended
	December 31 2012	December 31 2011
REVENUES (note 23)	$11,127	$25,796

EXPENSES
Operating expenses (note 22, 23)	(14,362)	(26,915)
Mineral property exploration (note 23)	(12,508)	(13,150)
General and administrative (note 23)	(10,475)	(9,901)
Other income (expense) (note 22)	(2,676)	(1,904)

	(40,021)	(51,870)

Income (loss) before finance charges	(28,894)	(26,074)
Finance income (expense) (note 22)	(450)	(108)

Income (loss) before taxes	(29,344)	(26,182)
Income tax recovery (expense) (note 17):
Current	318	(31)
Deferred	3,571	1,661

Net income (loss) from continuing operations	(25,455)	(24,552)
Net income (loss) from discontinued operations, net of tax (note 5)	(92,493)	(46,317)

Net income (loss) for the period	$(117,948)	$(70,869)

Comprehensive income (loss) from continuing operations:
Unrealized gain (loss) on investments-net of tax	80	(1,259)
Foreign currency translation change	4,973	(6,892)
Comprehensive income (loss) from discontinued operations:
Unrealized gain (loss) on investments-net of tax	(46)	(154)
Foreign currency translation change	(5,251)	255

Comprehensive income (loss) for the period	$(118,192)	$(78,919)

Net income (loss) per share from continuing operations:
Basic and diluted	$(0.07)	$(0.07)

Net income (loss) per share from discontinued operations:
Basic and diluted	$(0.24)	$(0.12)

Net income (loss) per share:
Basic and diluted	$(0.31)	$(0.19)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	385,352	380,838

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31 2012	December 31 2011
Share capital
Balance–beginning of period	974,312	911,681
Share issues-net of issue costs	6,556	62,114
Flow-through share premium	(1,744)	—
Employee share option exercises-cash	—	328
Employee share option exercises–non-cash	—	189

Balance–end of period	979,124	974,312

Share purchase warrants
Balance–beginning of period	—	5,830
Warrant expiries	—	(5,830)

Balance–end of period	—	—

Contributed surplus
Balance–beginning of period	49,171	41,658
Stock-based compensation expense	1,500	3,333
Employee share option exercises-non-cash	—	(189)
Warrant expiries	—	5,830
Warrant expiries–tax effect	—	(1,461)

Balance–end of period	50,671	49,171

Deficit
Balance–beginning of period	(579,696)	(508,827)
Non-cash distribution of assets (note 5)	(79,395)	—
Net loss	(117,948)	(70,869)

Balance-end of period	(777,039)	(579,696)

Accumulated other comprehensive income
Balance–beginning of period	11,017	19,067
Unrealized gain (loss) on investments	34	(1,413)
Foreign currency translation	4,973	(6,637)
Foreign currency translation realized in net income	(5,251)	—

Balance–end of period	10,773	11,017

Total Equity
Balance–beginning of period	$454,804	$469,409

Balance–end of period	$263,529	$454,804

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Consolidated Statements of Cash Flow

(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31 2012	December 31 2011
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(117,948)	$(70,869)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	19,261	39,979
Impairment – goodwill (note 5)	—	32,625
Impairment – mineral properties (note 5)	54,471	—
Impairment – plant and equipment (note 5)	43,473	—
Impairment – investments	64	896
Stock-based compensation	1,500	3,333
Losses (gains) on asset disposals	(65)	191
Losses (gains) on investments and restricted investments	(455)	(401)
Non-cash inventory adjustments	(34)	373
Deferred income tax expense (recovery)	(3,571)	(1,096)
Foreign exchange	(2,724)	1,390
Change in non-cash working capital items (note 22)	(741)	(26,404)

Net cash provided by (used in) operating activities	(6,769)	(19,983)

INVESTING ACTIVITIES
Acquisition of a business, net of cash equivalents acquired (note 5)	—	(59,704)
Divestiture of a business, cash divested (note 5)	(552)	—
Decrease (increase) in notes receivable	(284)	803
Purchase of investments	(1,816)	—
Expenditures on property, plant and equipment	(13,122)	(24,274)
Proceeds on sale of property, plant and equipment	104	780
Decrease (increase) in restricted cash and investments	(373)	(3,349)

Net cash provided by (used in) investing activities	(16,043)	(85,744)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	4	(181)
Issuance of common shares for:
New share issues (note 18)	6,556	62,114
Exercise of stock options (note 18)	—	328

Net cash provided by (used in) financing activities	6,560	62,261

Increase (decrease) in cash and cash equivalents	(16,252)	(43,466)
Foreign exchange effect on cash and cash equivalents	925	(573)
Cash and cash equivalents, beginning of period	53,515	97,554

Cash and cash equivalents, end of period	$38,188	$53,515

Supplemental cash flow disclosure:
Interest paid	$7	$82
Income taxes paid (recovered)	(348)	80

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES CORP.

Notes to the consolidated financial statements for the years ended December 31, 2012 and 2011

(Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 22.5% interest in the McClean Lake mill, located in the Athabasca Basin of Saskatchewan, Canada and varying ownership interests in a number of development and exploration projects located in Canada, Mongolia and Zambia. Through its environmental services division, the Company provides mine decommissioning and decommissioned site monitoring services to third parties.

The Company is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2.

References to “2012” and “2011” refer to the year ended December 31, 2012 and the year ended December 31, 2011 respectively.

2.	BASIS OF PRESENTATION AND RESTATEMENT OF COMPARATIVE NUMBERS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on March 7, 2013.

On June 29, 2012, the Company completed a transaction with Energy Fuels Inc. (“EFR”) to sell all of its mining assets and operations located in the United States and, in conjunction with the sale, reorganize the Company’s share capital (see note 5). In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the Company has restated the presentation of its statement of comprehensive income (loss) to include only the Company’s continuing operations in the line item detail of the statement and to disclose the results of its U.S. Mining Division, net of tax, as a single line item amount. Note disclosure relating to the statement of comprehensive income (loss) has also been restated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a)	Consolidation

The financial statements of the Company consolidate the accounts of DMC and its subsidiaries. Subsidiaries are those entities which DMC controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether DMC controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by DMC and are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net income and comprehensive income is recognized directly in equity. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company has various interests in development and exploration projects which are held through option or joint agreements. These have been classified as joint ownership interests under IFRS. These joint ownership interests have been accounted for using the undivided interest method.

(b)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. For our Canadian, Zambian and Mongolian entities, the local currency has been determined to be the functional currency.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into U.S. dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive incomes as cumulative translation adjustments.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in another entity which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

(c)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

(e)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)	Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income in the period in which they arise.

(ii)	Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of income.

(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that are intended to be held to maturity. Held-to-maturity investments are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment.

(iv)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)	Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows: i) a portion of “Restricted cash and investments” are classified as FVPL and any period change in fair value is recorded in net income through other income (expense). The remaining amount is classified as held-to-maturity investments; ii) “Cash and cash equivalents” and “Trade and other receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income through finance income (expense), as applicable; iii) a portion of “Investments” are classified as FVPL and any period change in fair value is recorded in net income through other income (expense). The remaining amount is classified as available-for-sale and any period change in fair value is recorded in other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in net income through other income (expense) in the period of impairment; and iv) “Accounts payable and accrued liabilities” and “Debt obligations” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income through finance income (expense), as applicable.

(f)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the debtor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and (iv) in the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)	Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)	Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(g)	Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(h)	Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other	3 - 5 years;

(i)	Mineral property acquisition, exploration and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration and evaluation expenditures are expensed as incurred on mineral properties not sufficiently advanced. At the point in time that a mineral property is considered to be sufficiently advanced, it is classified as a development mineral property and all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

(j)	Intangible assets

(i)	Identifiable intangible assets

The Company’s identifiable intangible assets are stated at cost less accumulated amortization. These assets are capitalized and amortized on a straight-line basis in the statement of income over the period of their expected useful lives. The useful lives of the assets are reviewed at least annually and adjusted if appropriate.

(ii)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment losses are recognized in the statement of income when recognized. Goodwill is allocated to each cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(k)	Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Goodwill, if any, is reviewed for impairment annually or at any time if an indicator of impairment exists.

(l)	Employee benefits

(i)	Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Unamortized experience gains and losses are being amortized on a straight-line basis over the average life expectancy remaining of this retiree group.

(ii)	Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(iii)	Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(m)	Reclamation provisions

Reclamation provisions, any legal and constructive obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related assets and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of operations.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(n)	Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(o)	Current and Deferred Income tax

Income taxes are accounted for using the liability method of accounting for deferred income taxes. Under this method, the tax currently payable is based on taxable income for the period. Taxable income differs from income as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that taxable income will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(p)	Flow-Through Common Shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded – with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

(q)	Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company. This is generally the case once delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized on the date when title passes.

(r)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the statement of income in the period in which they are incurred.

(s)	Earnings (loss) per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. DMC’s potentially dilutive common shares consist of outstanding stock options granted.

(t)	Accounting standards issued but not yet applied

Several pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are not yet effective for the year ended December 31, 2012 but will be for accounting periods beginning on or after January 1, 2013. Those that are applicable to the Company are listed below:

Pronouncements effective for fiscal periods of the Company beginning on or after January 1, 2014:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not evaluated the impact of adopting this standard.

Pronouncements effective for fiscal periods of the Company beginning on or after January 1, 2013:

International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued in May 2011 and it establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 was issued in May 2011 and it provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 requires the venture to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Ventures.

International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.

International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued in May 2011 and it establishes new guidance on fair value measurement and disclosure requirements for IFRS and completes a major project to improve the convergence of IFRS and US GAAP. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.

International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended to require entities to group items within other comprehensive income based on an assessment of whether such items may or may not be reclassified to profit or loss at a subsequent date.

International Accounting Standard 19, Post-Employment Benefits (“IAS 19”)

IAS 19 was amended to eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and require re-measurement of associated assets and liabilities in other comprehensive income.

The Company has conducted a preliminary review of the pronouncements effective for the Company’s fiscal period beginning January 1, 2013. Apart from additional disclosure required by IFRS12 and an immaterial change in the accounting for the Company’s post-employment benefits required by IAS19, the Company does not expect the adoption of these standards, as described above, to have a material impact on the Company’s financial statements.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(e)	Depreciation and Amortization of Property, Plant and Equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis require estimates of residual values and allocate the cost of an asset to production cost evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated using a units of production basis require estimates of residual values and allocate the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. In certain instances, the total anticipated production from a facility will require making estimates about future toll milling volumes.

Mineral property assets are amortized using a units of production basis that allocates the cost of the asset to production cost based on the current period’s mill feed as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of depletion and depreciation.

(f)	Valuation of Mineral Properties

The Company undertakes a review of the carrying values of mineral properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results, discounted net cash flows and current market valuations of similar properties. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mineral properties and related expenditures. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts.

(g)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(h)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. Denison has accrued its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

5.	ACQUISITIONS AND DIVESTITURES

U.S. Mining Division Transaction and Denison Capital Reorganization

On June 29, 2012, the Company completed its transaction with EFR to sell all of its mining assets and operations located in the United States (the “U.S. Mining Division”) in exchange for consideration equal to 425,440,872 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the sale transaction, Denison completed the remaining steps in the Plan of Arrangement (the “Denison Arrangement”) to reorganize its capital and distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital.

In accordance with the requirements of International Financial Reporting Interpretation Committee 17, Distribution of Non-Cash Assets to Owners (“IFRIC 17”), the Company was required to fair value the U.S Mining Division assets being distributed to shareholders in the form of the EFR Share Consideration.

Immediately prior to the sale, the Company tested the U.S. Mining Division for impairment using the fair value of the EFR Share Consideration as the recoverable amount. The recoverable amount was determined to be $79,395,000 based on 425,440,872 common shares of EFR to be distributed to the Company’s shareholders, a share price of CAD$0.19 per share and a CAD$ to USD$ foreign exchange rate of 0.9822.

In performing the impairment test, the Company concluded that the recoverable amount of the U.S. Mining Division was lower than the carrying value. As a result, the Company has recognized an impairment loss of $97,944,000 in the six month period ended June 30, 2012 which has been allocated on a pro rata basis between plant and equipment and mineral property assets in the U.S. Mining Division’s results.

The details of the net assets of the U.S. Mining Division sold to EFR on June 29, 2012 are as follows:

(in thousands, except share amounts)
EFR Share Consideration at fair value:
Number of EFR shares received		425,440,872
June 29, 2012 EFR share price on TSX	CAD$	0.19
June 29, 2012 CAD$ to USD$ FX rate		0.9822

EFR Share Consideration at fair value		$79,395

Net assets disposed of at carrying value:
Cash		$552
Trade and other receivables		926
Inventories
Ore-in-stockpiles		25,200
Mineral concentrates and work-in-progress		8,807
Mine and mill supplies		3,758
Prepaid expenses and other		471
Restricted cash and investments		24,894
Property, plant and equipment
Plant and equipment, net of impairment		14,611
Mineral properties, net of impairment		16,466

Total assets		95,685

Accounts payable and accrued liabilities		7,704
Deferred revenue		1,150
Reclamation obligations		7,336
Other liabilities		100

Total liabilities		16,290

Net assets disposed of at carrying value		$79,395

Gain (loss) on disposal of U.S. Mining Division	$	Nil

The fair value of the EFR share consideration has been accounted for as a non-cash distribution of assets to shareholders and has been recorded as a component of Deficit in the statement of financial position (see “Consolidated Statements of Changes in Equity”).

As a result of the transaction, the Company has presented the results of the U.S. Mining Division as discontinued operations and, in accordance with IFRS 5, has revised its statement of comprehensive income (loss) to reflect this change in presentation. The consolidated statements of financial position and the consolidated statement of cash flows have not been revised. A summary of the impact of the discontinued operations on the consolidated statement of cash flows is presented below.

The consolidated statement of income (loss) for the U.S Mining Division discontinued operation for 2012 and 2011 is as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Revenues
Mineral concentrates	37,419	67,699
Services and other	275	3,305

	$37,694	$71,004

Expenses
Operating expenses	(31,300)	(76,245)
Mineral property exploration	(470)	(678)
General and administrative	(5,750)	(7,637)
Impairment-goodwill	—	(32,625)
Impairment-mineral properties	(54,471)	—
Impairment-plant and equipment	(43,473)	—
Other income (expense)	5,165	385

	(130,299)	(116,800)

Income (loss) before finance charges	(92,605)	(45,796)
Finance income (expense)	114	70

Income (loss) before taxes	(92,491)	(45,726)
Income tax recovery (expense)
Current	(2)	(26)
Deferred	—	(565)

Net income (loss) for the period	$(92,493)	$(46,317)

The total estimated transaction costs incurred by Denison relating to the transaction (and included in general and administrative expense above) for 2012 amounted to $2,502,000.

Cash flows for the U.S Mining Division discontinued operation for 2012 and 2011 is as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Cash inflow (outflow):
Operating activities	10,683	(815)
Investing activities	(9,489)	(83,028)
Financing activities	—	—

Net cash inflow (outflow) for the period	$1,194	$(83,843)

Acquisition of White Canyon Uranium Limited

On June 17, 2011, DMC’s offer to acquire all of the outstanding shares of White Canyon Uranium Limited (“WCU”) closed with 96.98% of shares outstanding accepting the offer. Compulsory acquisition proceedings to acquire the remaining shares of WCU were initiated on June 20, 2011 and were completed in early August 2011. DMC’s cash offer of AUD $0.24 per WCU share resulted in a total purchase price of USD$61,027,000 (AUD$57,163,000).

On June 29, 2012, the shares of WCU were sold to EFR as part of the U.S Mining Division divestiture.

As a result of the acquisition, the Company acquired WCU’s key assets located in south eastern Utah, near Denison’s formerly owned White Mesa mill. WCU’s primary holdings consisted of 100% interests in the Daneros producing mine, the Lark Royal advanced project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects.

This transaction was accounted for as a business combination, using the purchase method, with DMC as the acquirer. WCU’s results of operations were consolidated with those of Denison commencing as at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The following table summarizes the consideration paid for WCU and the final fair value of assets acquired and liabilities assumed as at the June 17, 2011 acquisition date. These fair values were as follows:

(in thousands)	Final Fair Values
Cash and cash equivalents	$1,323
Trade and other receivables	158
Inventories
Ore-in-stockpiles	3,711
Uranium concentrates and work-in-progress	584
Prepaid expenses and other	42
Restricted cash and investments	147
Property, plant and equipment
Plant and equipment	26
Mineral properties	23,916
Goodwill	32,625

Total assets	62,532

Accounts payable and accrued liabilities	1,989
Reclamation obligations	81
Deferred income tax liability	(565)

Total liabilities	1,505

Total cash consideration	$61,027

The goodwill relating to the acquisition was allocated to the U.S. Mining segment and was tested for impairment at the end of 2011. In performing the impairment test for the U.S. mining segment in 2011, the Company concluded that the recoverable amount of the segment was lower than its carrying value. As a result, the Company has recognized an impairment loss of $32,625,000 which it has fully allocated to goodwill. The Company used a fair value less costs to sell cash flow model to determine the recoverable amount for the segment. The future net cash flow model included estimates for commodity prices, recoverable reserves and resources, operating costs and capital costs.

Nominal uranium spot price projections used in the cash flow projection were within the range of current market consensus observed during the fourth quarter of 2011 and ranged from $54.00 to $81.00 per pound. All of these prices were discounted using a cumulative annual 2% inflation rate. The post tax discount rate used in the model was 9%.

The consolidated statement of income (loss) for 2011 includes revenue of $nil and net loss of $33,637,000 (including the goodwill impairment charge noted above) with respect to the former operations of WCU. The Company included the results of WCU as part of its U.S. mining segment.

The total transaction costs incurred by Denison relating to the acquisition, and included in general and administrative expenses for 2011 amounted to $1,425,000.

6.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Cash	$4,614	$24,999
Cash equivalents	33,574	28,516

	$38,188	$53,515

7.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Trade receivables – mineral concentrate sales	$—	$7,762
Trade receivables – other	1,684	3,746
Receivables in joint ownership arrangements	186	346
Sales tax receivables	322	279
Sundry receivables	144	446
Notes and lease receivables	302	73

	$2,638	$12,652

8.	INVENTORIES

The inventories balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Uranium concentrates and work-in-progress	$4	$14,676
Vanadium concentrates and work-in-progress	—	18
Inventory of ore in stockpiles	2,203	17,515
Mine and mill supplies	1,647	6,053

	$3,854	$38,262

Inventories – by duration:
Current	$1,792	$36,106
Long-term – ore in stockpiles	2,062	2,156

	$3,854	$38,262

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

9.	INVESTMENTS

The investments balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Investments:
Equity instruments at fair value	$2,843	$522

	$2,843	$522

At December 31, 2012, investments consist of equity instruments in publicly-traded companies at a fair value of $2,843,000 (December 31, 2011: $522,000).

Investment Purchases and Impairments

During 2012, the Company acquired additional equity instruments at a cost of $1,816,000.

During 2012 and 2011, the Company recorded investment impairment charges of $64,000 and $896,000, respectively. The resulting loss has been included in other income (expense) in the consolidated statements of income (loss) (see note 22).

10.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Cash	$42	$1
Cash equivalents	2,212	2,512
Investments	—	24,280

	$2,254	$26,793

Restricted cash and investments – by item:
U.S. mill and mine reclamation	$—	$24,651
Elliot Lake reclamation trust fund	2,254	2,142

	$2,254	$26,793

U.S. Mill and Mine Reclamation

The Company had cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with its formerly owned White Mesa mill and U.S. mining properties.

In 2012, the Company did not deposit any monies into its collateral account (2011: $3,200,000). The Company has divested these assets as part of its U.S. Mining Division transaction with EFR (see note 5).

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

In 2012, the Company deposited an additional $731,000 (CAD$732,000) into the Elliot Lake Reclamation Trust Fund and withdrew $697,000 (CAD$696,000).In 2011, the Company deposited an additional $706,000 (CAD$695,000) into the Elliot Lake Reclamation Trust Fund and withdrew $1,175,000 (CAD$1,163,000).

11.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Plant and equipment:
Cost	$91,467	$191,067
Construction-in-progress	7,880	7,183
Accumulated depreciation	(12,143)	(53,804)

Net book value	$87,204	$144,446

Mineral properties:
Cost	$160,915	$230,403
Accumulated amortization	(231)	(7,479)

Net book value	$160,684	$222,924

Net book value	$247,888	$367,370

The property, plant and equipment continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization / Depreciation	Net Book Value
Plant and equipment:
Balance – January 1, 2011	$193,157	$(43,314)	$149,843
Additions	8,297	—	8,297
Amortization	—	(72)	(72)
Business acquisition (note 5)	70	(44)	26
Depreciation	—	(11,876)	(11,876)
Disposals	(2,102)	1,131	(971)
Reclamation adjustment	1,046	60	1,106
Foreign exchange	(2,218)	311	(1,907)

Balance – December 31, 2011	$198,250	$(53,804)	$144,446

Additions	4,231	—	4,231
Amortization	—	(55)	(55)
Depreciation	—	(5,293)	(5,293)
Disposals	(505)	466	(39)
Business divestiture (note 5)	(61,368)	46,757	(14,611)
Impairment (note 5)	(43,473)	—	(43,473)
Reclamation adjustment	152	—	152
Foreign exchange	2,060	(214)	1,846

Balance – December 31, 2012	$99,347	$(12,143)	$87,204

Mineral properties:
Balance – January 1, 2011	$193,727	$(1,406)	$192,321
Additions	19,429	—	19,429
Amortization	—	(6,078)	(6,078)
Business acquisition (note 5)	23,916	—	23,916
Foreign exchange	(6,669)	5	(6,664)

Balance – December 31, 2011	$230,403	$(7,479)	$222,924

Additions	10,293	—	10,293
Amortization	—	(1,710)	(1,710)
Business divestiture (note 5)	(25,430)	8,964	(16,466)
Impairment (note 5)	(54,471)	—	(54,471)
Foreign exchange	120	(6)	114

Balance – December 31, 2012	$160,915	$(231)	$160,684

Plant and Equipment—Mining

The Company had a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. The Company divested these assets as part of its U.S. Mining Division transaction with EFR (see note 5).

The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The mill is currently on stand-by and is scheduled to remain so for part of 2013 with start-up anticipated during 2013. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of mill feed from future toll milling.

Plant and Equipment—Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, Mongolia and Zambia which are held directly or through option or joint venture agreements.

The most significant of the Company’s mineral property interests are as follows:

Canada

The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada.

Other significant mineral property interests that the Company has in Canada, also located in the Athabasca Basin, include:

a)	Wheeler River – the Company has a 60% interest in the project;

b)	Moore Lake – the Company has a 75% interest in the project subject to a 2.5% net smelter return royalty;

c)	Wolly – the Company has a 22.5% interest in the project; and

d)	Park Creek – the Company has entered into an option agreement to earn up to a 75% interest in the project. Under the option, the Company was required to incur exploration expenditures of CAD$2,800,000 on or before December 31, 2008 to earn an initial 49% interest and has an opportunity to earn an additional 26% interest by incurring a further CAD$3,350,000 on or before December 31, 2017. As at December 31, 2012, the Company has incurred a total of CAD$4,219,000 towards the option and has earned a 49% ownership interest in the project.

United States

The Company had 100% interests in various mines in the Colorado Plateau, Arizona Strip, Henry Mountain and White Canyon mining districts located in Colorado, Arizona and Utah some of which were acquired in June 2011, in conjunction with the Company’s purchase of WCU (see note 5). The Company has divested these assets as part of its U.S. Mining Division transaction with EFR (see note 5).

Mongolia

The Company currently has an 85% interest (70% interest at December 31, 2011) in and is the managing partner of the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other party to the GSJV is the Mongolian government with a 15% interest. The results of the GSJV have been 100% consolidated in these financial statements since the Company exercises control and its partner in the GSJV has a carried interest at this time.

Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest will be held by Mon-Atom LLC, the Mongolian state owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending government reviews and authorizations. In March 2012, the Company acquired the interest of Geologorazvedka, a Russian entity which held 15%, for cash consideration of $742,000, including transaction fees, and the release of the Russian entity’s share of unfunded joint venture obligations. This additional interest is expected to be transferred to Mon-Atom as part of the restructuring plan and the payment of $742,000 has been expensed and included in other income (expense) in the statements of operations (see note 22).

The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. Discussions with Mon-Atom are progressing and the anticipated timing of the completion of the restructuring is uncertain at this time.

Zambia

The Company has a 100% interest in the Mutanga project located in Zambia.

12.	INTANGIBLES

The intangibles balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Cost	$7,438	$7,276
Accumulated amortization	(5,430)	(4,438)

Net book value	$2,008	$2,838

Net book value-by item:
UPC management services agreement	2,008	2,838

Net book value	$2,008	$2,838

The intangibles continuity summary is as follows:

(in thousands)	Cost	Accumulated Amortization	Net Book Value
Balance – January 1, 2011	$7,439	$(3,645)	$3,794
Amortization	—	(898)	(898)
Foreign exchange	(163)	105	(58)

Balance – December 31, 2011	$7,276	$(4,438)	$2,838

Amortization	—	(888)	(888)
Foreign exchange	162	(104)	58

Balance – December 31, 2012	$7,438	$(5,430)	$2,008

UPC Management Services Agreement

The UPC management services agreement is associated with the acquisition of Denison Mines Inc (“DMI”) in 2006. The contract is being amortized over its estimated useful life.

13.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 31, 2011. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below:

•	Discount rate of 3.65%;

•	Medical cost trend rates at 7.00% per annum initially, grading down to 4.50% per annum over 20 years and remaining at 4.50% per annum thereafter; and

•	Dental cost trend rates at 4.00% per annum for the first ten years, 3.50% per annum for the following ten years and 3.0% per annum thereafter;

The post-employment benefits balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Accrued benefit obligation	$3,664	$3,685
Unamortized experience gain	188	206

	$3,852	$3,891

Post-employment benefits liability-by duration:
Current	$402	$393
Non-current	3,450	3,498

	$3,852	$3,891

The post-employment benefits continuity summary is as follows:

(in thousands)
Balance—January 1, 2011	$4,019
Benefits paid	(304)
Interest cost	285
Amortization of experience gain	(23)
Foreign exchange	(86)

Balance—December 31, 2011	$3,891

Benefits paid	(235)
Interest cost	132
Amortization of experience gain	(22)
Foreign exchange	86

Balance—December 31, 2012	$3,852

The unamortized experience gain is being amortized on a straight-line basis over the average life expectancy of the retiree group of 9.5 years as per the December 31, 2011 actuarial valuation.

14.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Reclamation liability—by location:
U.S Mill and Mines	$—	$7,140
Elliot Lake	12,673	11,800
McClean and Midwest Joint Ventures	2,991	2,636

	$15,664	$21,576

Reclamation and remediation liability—by duration:
Current	848	622
Non-current	14,816	20,954

	$15,664	$21,576

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance—January 1, 2011	$17,565
Accretion	1,169
Business acquisition (see note 5)	81
Expenditures incurred	(812)
Liability adjustments-income statement	2,690
Liability adjustments-balance sheet	1,106
Foreign exchange	(223)

Balance—December 31, 2011	$21,576

Accretion	990
Business divestiture (see note 5)	(7,336)
Expenditures incurred	(797)
Liability adjustments-income statement	762
Liability adjustments-balance sheet	151
Foreign exchange	318

Balance—December 31, 2012	$15,664

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 4.98% to 5.67%. As at December 31, 2011, the undiscounted amount of estimated future reclamation costs was $23,082,000. The Company has divested these liabilities as part of it U.S. Mining Division transaction with EFR (see note 5).

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 5.26% (2011: 5.41%). As at December 31, 2012, the undiscounted amount of estimated future reclamation costs is $27,967,000 (CAD$27,825,000) (December 31, 2011: $26,990,000 (CAD$27,448,000)).

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 10).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 5.26% (2011: 5.41%). As at December 31, 2012, the undiscounted amount of estimated future reclamation costs is $9,496,000 (CAD$9,448,000) (2011: $9,105,000 (CAD$9,260,000)). Reclamation costs are expected to be incurred between 2025 and 2052.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. As at December 31, 2012, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000.

15.	DEBT OBLIGATIONS

The debt obligations balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Notes payable and other financing	$229	$221

	$229	$221

Debt obligations, by duration:
Current	125	111
Non-current	104	110

	$229	$221

Revolving Line of Credit

In June 2012, the Company entered into a revolving term credit facility (the “facility”) with the Bank of Nova Scotia for up to $15,000,000. The maturity date of the facility is June 28, 2013. This facility replaced a previously existing $35,000,000 revolving term facility.

The facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012; and (ii) 50% of positive net income in each fiscal quarter from and including March 31, 2012.

DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees.

At December 31, 2012, the Company has no outstanding borrowings under the facility (December 31, 2011—$nil) and it is in compliance with its facility covenants. At December 31, 2012, approximately $9,748,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2011—$9,536,000). During 2012, the Company did not incur any interest under the facility.

The Company has deferred $40,000 (CAD$39,000) of incremental costs associated with the set-up of the facility. These costs are being amortized over the one year term of the facility. The unamortized portion of the asset is included in “prepaid expenses and other” on the consolidated balance sheet.

Scheduled Debt Obligation Maturities

The table below represents currently scheduled maturities of debt obligations over the next 4 years when it will be paid in full:

(in thousands)
2013	$125
2014	59
2015	35
2016	10

$229

16.	OTHER LIABILITIES

The other liabilities balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Unamortized fair value of toll milling contracts	$1,005	$982
Other	—	100

	$1,005	$1,082

Other long-term liabilities - by duration:
Current	—	—
Non-current	1,005	1,082

	$1,005	$1,082

Unamortized fair values of toll milling contracts are amortized to revenue on a pro-rata basis over the estimated volume of the applicable contract.

17.	INCOME TAXES

The income tax recovery (expense) balance from continuing operations consists of:

(in thousands)	2012	2011
Current income tax:
Based on taxable income for the period	$—	$—
Prior period (under) over provision	318	(31)

	318	(31)

Deferred income tax:
Origination/reversal of temporary differences	2,668	1,130
Tax benefit-previously unrecognized tax assets	—	1,668
Change in tax rates	(23)	—
Prior year (under) over provision	926	(1,137)

	3,571	1,661

Income tax recovery (expense)	$3,889	$1,630

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2012	2011
Income (loss) before taxes	$(29,344)	$(26,182)
Combined Canadian tax rate (1)	26.50%	28.25%

Income tax recovery (expense) at combined rate	7,776	7,397
Difference in foreign tax rates	(190)	(898)
Non-deductible amounts	(1,272)	(3,122)
Non-taxable amounts	—	665
Previously unrecognized future tax assets	—	1,668
Renunciation of tax attributes-flow through shares	—	(1,080)
Change in deferred tax assets not recognized	(4,265)	(1,402)
Prior year (under) over provision	1,244	(1,168)
Other	596	(430)

Income tax recovery (expense)	$3,889	$1,630

(1)	The combined Canadian federal / provincial tax rate declined in 2012 to reflect: a) a 1.5% decrease in the federal tax rate from 16.5% to 15.0% effective January 1, 2012; and b) a 0.5% decrease in the Ontario tax rate from 12.0% to 11.5% effective July 1, 2011.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

(in thousands)	At December 31 2012	At December 31 2011
Deferred income tax assets:
Property, plant and equipment, net	$394	$390
Deferred revenue	—	373
Post-employment benefits	1,039	1,048
Reclamation and remediation obligations	4,225	6,879
Other long-term liabilities	271	265
Tax loss carry forwards	4,720	22,414
Other	5,520	3,984

Deferred income tax assets-gross	16,169	35,353
Set-off against deferred income tax liabilities	(16,169)	(35,353)

Deferred income tax assets-per balance sheet	$—	$—

Deferred income tax liabilities:
Inventory	$(594)	$(1,848)
Investments	—	(19)
Property, plant and equipment, net	(23,481)	(43,978)
Intangibles	(542)	(764)
Other	(1,001)	(1,491)

Deferred income tax liabilities-gross	(25,618)	(48,100)
Set-off of deferred income tax assets	16,169	35,353

Deferred income tax liabilities-per balance sheet	$(9,449)	$(12,747)

The deferred income tax liability continuity summary is as follows:

(in thousands)
Balance—January 1, 2011	$(13,408)
Recognized in profit/loss	1,096
Recognized in OCI	129
Recognized in equity	(1,461)
Acquired in business combination (note 5)	565
Other, including foreign exchange gain/loss	332

Balance—December 31, 2011	$(12,747)

Recognized in profit/loss	3,571
Other, including foreign exchange gain/loss	(273)

Balance—December 31, 2012	$(9,449)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

(in thousands)	At December 31 2012	At December 31 2011
Deferred income tax assets not recognized
Investments	$117	$177
Property, plant and equipment	9,125	8,386
Tax losses – capital	31,208	3,081
Tax losses – operating	19,560	55,690
Tax credits	761	681
Other deductible temporary differences	2,615	4,436

Deferred income tax assets not recognized	$63,386	$72,451

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

(in thousands)	Expiry Date	At December 31 2012	At December 31 2011
Tax losses—gross
Australia	Unlimited	$584	$5,664
Canada	2028-2032	75,217	42,468
Mongolia	2018-2020	742	436
United States	2026-2031	—	150,281
Zambia	2013-2022	13,134	8,963

Tax losses—gross		89,677	207,812
Tax benefit at tax rate of 25%—41.84%		24,280	78,104
Set-off against deferred tax liabilities		(4,720)	(22,414)

Total tax loss assets not recognized		19,560	55,690

Tax credits
Canada	2028-2032	761	681

Total tax credit assets not recognized		$761	$681

18.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

(in thousands except share amounts)	Number of Common Shares
Balance at January 1, 2011	366,200,665	$911,681

Issued for cash:
New issue gross proceeds	18,300,000	66,024
New issue gross issue costs	—	(3,910)
Exercise of stock options	160,250	328
Fair value of stock options exercised	—	189

	18,460,250	62,631

Balance at December 31, 2011	384,660,915	$974,312

Issued for cash:
New issue gross proceeds	4,145,000	7,019
New issue gross issue costs	—	(463)
Flow-through share premium liability	—	(1,744)

	4,145,000	4,812

Balance at December 31, 2012	388,805,915	$979,124

New issues

In March 2011, the Company closed a public offering of 18,300,000 common shares at a price of CAD$3.55 per share for gross proceeds of $66,024,000 (CAD$64,965,000).

In October 2012, the Company completed a private placement of 4,145,000 flow-through common shares at a price of CAD$1.69 per share for gross proceeds of $7,019,000 (CAD$7,005,000). The shares are subject to a four month hold period which will expire on February 27, 2013. The related flow-through share premium liability has been included as a component of accounts payable and accrued liabilities on the balance sheet.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at December 31, 2012, the Company estimates that is has spent CAD$386,000 of its CAD$7,005,000 October 2012 flow-through share obligation. The Company plans to spend the remaining monies related to its flow-through share obligation in 2013. The Company renounced the income tax benefits of this issue to its subscribers in February 2013.

19.	SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

(in thousands except share amounts)	Number of Common Shares Issuable
Balance at January 1, 2011	6,408,000	$5,830
Warrants expired – March 2006 Series (1)	(6,408,000)	(5,830)

Balance at December 31, 2011 and 2012	—	$(5,830)

(1)	The March 2006 series had an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expired on March 1, 2011.

20.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at December 31, 2012, an aggregate of 13,019,450 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding—beginning of period	7,464,414	$2.70
Granted	2,167,000	1.49
Forfeitures – U.S Mining Division (1)	(2,404,250)	2.27
Forfeitures	(213,399)	2.72

Stock options outstanding—end of period	7,013,765	$2.47

Stock options exercisable—end of period	5,326,765	$2.65

(1)	Represents the options forfeited by the employee group associated with the U.S. Mining Division divestiture to EFR (see note 5).

A summary of the Company’s stock options outstanding at December 31, 2012 is presented below:

Range of Exercise Prices per Share (CAD$)	Weighted Average Remaining Contractual Life (Years)	Number of Common Shares	Weighted- Average Exercise Price per Share (CAD$)
Stock options outstanding
$ 1.16 to $ 2.49	2.10	5,088,626	$1.84
$ 2.50 to $ 4.99	2.75	1,160,800	3.19
$ 5.00 to $ 7.49	2.11	684,339	5.34
$ 7.50 to $ 7.95	0.37	80,000	7.95

Stock options outstanding— end of period	2.19	7,013,765	$2.47

Options outstanding at December 31, 2012 expire between February 2013 and December 2017.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

	2012	2011
Risk-free interest rate	1.21% – 1.39%	1.56% – 2.34%
Expected stock price volatility	65.5% – 92.8%	90.7% – 92.4%
Expected life	3.7 years	3.7 years
Estimated forfeiture rate (1)	4.7%	5.1%
Expected dividend yield	—	—
Fair value per share under options granted	CAD$0.56 – CAD$0.97	CAD$0.99 – CAD$2.04

(1)	The estimated forfeiture rate excludes 2,404,250 stock options that were forfeited in the third quarter of 2012 due to the U.S. Mining Division transaction with EFR (see note 5).

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $1,500,000 for 2012 and $3,333,000 for 2011. At December 31, 2012, the Company had an additional $559,000 in stock-based compensation expense to be recognized periodically to December 2014.

21.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

(in thousands)	At December 31 2012	At December 31 2011
Cumulative foreign currency translation	$11,058	$11,336
Unrealized gains (losses) on investments
Gross	(285)	(319)
Tax effect	—	—

	$10,773	$11,017

22.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses from continuing operations are as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Cost of goods and services sold:
COGS – mineral concentrates	$—	$(6,659)
Operating Overheads:
Mining, other development expense	(5,674)	(3,353)
Milling, conversion expense	(72)	(6,123)
Less absorption:
-Stockpiles, mineral properties	2,278	2,614
-Concentrates	—	6,028
Cost of services	(10,131)	(16,240)
Inventory–non-cash adjustments	—	(223)

Cost of goods and services sold	(13,599)	(23,956)
Reclamation asset amortization	(32)	(12)
Reclamation liability adjustments	(762)	(2,732)
Post-employment experience gain amortization	22	23
Selling expenses	—	(126)
Sales royalties and capital taxes	9	(112)

Operating expenses	$(14,362)	$(26,915)

The components of other income (expense) from continuing operations are as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Gains (losses) on:
Foreign exchange	$(2,526)	$(1,108)
Disposal of property, plant and equipment	67	343
Investment impairments	(64)	(896)
Investment fair value through profit (loss)	523	—
Restructuring of GSJV (see note 11)	(742)	—
Other	66	(243)

Other income (expense)	$(2,676)	$(1,904)

The components of finance income (expense) from continuing operations are as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Interest income	$483	$898
Interest expense	(7)	9
Accretion expense-reclamation obligations	(794)	(730)
Accretion expense-post-employment benefits	(132)	(285)

Finance income (expense)	$(450)	$(108)

A summary of depreciation expense recognized in the statement of income (loss) from continuing operations is as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Operating expenses:
Mining, other development expense	$(316)	$(322)
Milling, conversion expense	(39)	(88)
Cost of services	(311)	(411)
Mineral property exploration	(96)	(121)
General and administrative	(86)	(131)

Depreciation expense—gross	$(848)	$(1,073)

A summary of employee benefits expense recognized in the statement of income (loss) for continuing operations is as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Salaries and short-term employee benefits	$(10,135)	$(10,572)
Share-based compensation	(1,591)	(2,151)
Termination benefits	(1,054)	—

Employee benefits expense	$(12,780)	$(12,723)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Change in non-cash working capital items:
Trade and other receivables	$9,449	$6,758
Inventories	(14,025)	(23,304)
Prepaid expenses and other assets	1,314	(629)
Accounts payable and accrued liabilities	3,296	(5,667)
Post-employment benefits	(235)	(304)
Reclamation obligations	(797)	(812)
Deferred revenue	257	(2,446)

Change in non-cash working capital items	$(741)	$(26,404)

23.	SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and other customers and general corporate expenses not allocated to the other segments.

For the year ended December 31, 2012, business segment results from continuing operations were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	—	—	—	11,127	11,127

Expenses:
Operating expenses	(4,153)	—	(78)	(10,131)	(14,362)
Mineral property exploration	(5,725)	(3,156)	(3,627)	—	(12,508)
General and administrative	—	(788)	(1,115)	(8,572)	(10,475)

	(9,878)	(3,944)	(4,820)	(18,703)	(37,345)

Segment income (loss)	(9,878)	(3,944)	(4,820)	(7,576)	(26,218)

Revenues – supplemental:
Environmental services	—	—	—	9,456	9,456
Management fees and commissions	—	—	—	1,671	1,671

	—	—	—	11,127	11,127

Capital additions: (1)
Property, plant and equipment	1,348	236	2,165	325	4,074

Long-lived assets:
Plant and equipment
Cost	93,104	600	1,217	4,426	99,347
Accumulated depreciation	(9,119)	(410)	(713)	(1,901)	(12,143)
Mineral properties	74,041	8,337	78,306	—	160,684
Intangibles	—	—	—	2,008	2,008

	158,026	8,527	78,810	4,533	249,896

(1)	In June 2012, the Company divested its U.S. Mining Division (see note 5). The capital additions amount reported above excludes $10,450,000 of capital additions attributable to the former U.S. mining segment.

For the year ended December 31, 2011, business segment results from continuing operations were as follows:

(in thousands)	Canada Mining	Asia Mining	Africa Mining	Services and Other	Total
Statement of Operations:
Revenues	7,693	—	—	18,103	25,796

Expenses:
Operating expenses	(10,618)	—	(32)	(16,265)	(26,915)
Mineral property exploration	(6,783)	(3,971)	(2,396)	—	(13,150)
General and administrative	—	(891)	(1,035)	(7,975)	(9,901)

	(17,401)	(4,862)	(3,463)	(24,240)	(49,966)

Segment income (loss)	(9,708)	(4,862)	(3,463)	(6,137)	(24,170)

Revenues – supplemental:
Uranium concentrates	7,693	—	—	—	7,693
Environmental services	—	—	—	16,190	16,190
Management fees and commissions	—	—	—	1,913	1,913

	7,693	—	—	18,103	25,796

Capital additions: (1)
Property, plant and equipment	732	610	1,650	1,090	4,082

Long-lived assets:
Plant and equipment
Cost	90,048	485	968	4,176	95,677
Accumulated depreciation	(8,676)	(388)	(630)	(1,662)	(11,356)
Mineral properties	72,094	8,222	77,975	—	158,291
Intangibles	—	—	—	2,838	2,838

	153,466	8,319	78,313	5,352	245,450

(1)	In June 2012, the Company divested its U.S. Mining Division (see note 5). The capital additions amount reported above excludes $23,644,000 of capital additions attributable to the former U.S. mining segment.

Revenue Concentration

The Company’s business from continuing operations is such that, at any given time, it sells its uranium concentrates and other services with a relatively small number of customers. During 2012, three customers from the services and other segment accounted for approximately 86% of total revenues consisting of 46%, 25% and 15% individually. In 2011, one customer from the mining segment and two customers from the services and other segment accounted for approximately 88% of total revenues consisting of 39%, 30% and 19% individually.

24.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CAD$100,000,000 and CAD$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CAD$200,000,000; c) a fee of CAD$200,000 upon the completion of each equity financing where proceeds to UPC exceed CAD$20,000,000; d) a fee of CAD$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CAD$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income and sold uranium concentrates to UPC.

The following transactions were incurred with UPC for the periods noted:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Revenue:
Management fees	$1,671	$1,913
Commission and transaction fees	—	—

	$1,671	$1,913

At December 31, 2012, accounts receivable includes $143,000 (December 31, 2011: $226,000) due from UPC with respect to the fees and transactions indicated above.

On January 3, 2011, the U.S. Mining Division borrowed 150,000 pounds of U3O8 from UPC pursuant to a uranium concentrate loan agreement between the parties. As collateral for the loan, the Company issued an irrevocable standby-letter of credit in favour of UPC in the amount of $12,045,000. On March 30, 2011, the U.S. Mining Division repaid 150,000 pounds of U3O8 to UPC. Loan fees incurred by the U.S. Mining Division under the agreement were $91,000. In 2011, the loan fees have been paid and the irrevocable standby-letter of credit has been cancelled.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This long-term offtake agreement has been assigned to EFR as part of the U.S. Mining Division transaction (see note 5).

KEPCO also entered into a strategic relationship agreement. Pursuant to this agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. In addition, KEPCO is entitled to designate two persons to be nominated to Denison’s board of directors if it maintains at least a 15% share interest in Denison, which is permanently reduced to one board of director nomination if KEPCO’s share interest falls to between 5% and 15%.

The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire.

As at December 31, 2012, KEPCO’s holds 58,000,000 shares of Denison representing a share interest of approximately 14.92%. Under the terms of the strategic relationship agreement, KEPCO is now only entitled to nominate one director to Denison’s board of directors.

Other

During 2012, the Company has incurred management and administrative service fees and other expenses of $75,000 (2011: $176,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2012, an amount of $nil (December 31, 2011: $nil) was due to this company.

During 2012, the Company has incurred legal fees of $299,000 from a law firm of which a director of the Company is a partner. At December 31, 2012, an amount of $285,000 is due to this legal firm.

During 2012, the Company has incurred fees of $52,000 for air chartered services from a company owned by the Chairman of the Company. At December 31, 2012, an amount of $nil is due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended
(in thousands)	December 31 2012	December 31 2011
Salaries and short-term employee benefits	$1,614	$2,210
Share-based compensation	1,127	1,872
Termination benefits	867	—

Key management personnel compensation	$3,608	$4,082

25.	CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash and cash equivalents and debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various regions via a system of cash call requests which are reviewed by the key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of both the CEO and the CFO before they are entered into.

The Company manages its capital by review of the following measure:

(in thousands)	At December 31 2012	At December 31 2011
Net cash:
Cash and cash equivalents	$38,188	$53,515
Debt obligations—current	(125)	(111)
Debt obligations—long term	(104)	(110)

Net cash	37,959	53,294

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)	Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount its cash and cash equivalents, trade and other receivables and restricted cash and investments represents its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

(in thousands)	At December 31 2012	At December 31 2011
Cash and cash equivalents	$38,188	$53,515
Trade and other receivables	2,638	12,652
Restricted cash and investments	2,254	26,793

	$43,080	$92,960

The Company limits cash and cash equivalent and restricted cash and investment risk by dealing with credit worthy financial institutions.

The Company’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship with through its past dealings.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and its access to credit facilities, if required.

The maturities of the Company’s financial liabilities are as follows:

(in thousands)	Within 1 Year	1 to 5 Years
Accounts payable and accrued liabilities	$6,628	$—
Debt obligations (Note 15)	125	104

	$6,753	$104

(c)	Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures as its subsidiaries incur operating and capital costs denominated in local currencies. Foreign exchange risk also arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.

The impact of the U.S dollar strengthening at December 31, 2012 against the Company’s foreign currencies, with all other variables held constant, is as follows:

(in thousands except foreign exchange rates)	Dec.31’2012 Foreign Ex- Change Rate	Sensitivity Foreign Ex- Change Rate	Change in net income (loss)
Currency risk
Canadian dollar (“CAD”)	0.9949	1.1055	$8,763
Zambian kwacha (“ZMK”)	5,285.41	5,813.95	(4,383)
Mongolian tugrog (“MNT”)	1,380.07	1,518.08	(3,610)

			$770

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)	Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments. The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2012:

(in thousands)	Change in net income (loss)	Change in comprehensive income (loss)
Equity price risk
10% increase in equity prices	$233	$284

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2012:

	Financial	Fair	December 31, 2012
(in thousands)	Instrument Category(1)	Value Hierarchy	Fair Value	Carrying Value
Financial Assets:
Cash and equivalents	Category D		$38,188	$38,188
Trade and other receivables	Category D		2,638	2,638
Investments
Equity instruments	Category A	Level 1	2,332	2,332
Equity instruments	Category B	Level 1	511	511
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,254	2,254

			$45,923	$45,923

Financial Liabilities:
Account payable and accrued liabilities	Category E		6,628	6,628
Debt obligations	Category E		229	229

			$6,857	$6,857

(1)	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

26.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

The Company has agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp (“DUSA”) (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa mill. The outcome of this proceeding has yet to be determined; however, an adverse decision may have a material impact on the Company. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2012, the Company had outstanding bonds and letters of credit of $9,748,000 of which $9,748,000 is collateralized by a reduction in the Company’s line of credit limit available for general corporate purposes (see note 15).

Others

The Company has committed to payments under various operating leases and other commitments. The future minimum payments are as follows:

(in thousands)
2013	$404
2014	317
2015	236
2016	97
2017	16
2018 and thereafter	—

$1,070

27.	SUBSEQUENT EVENTS

On January 31, 2013, Denison closed its previously announced plan of arrangement (the “JNR Arrangement”) to acquire all of the outstanding common shares of JNR Resources Inc. (“JNR”). Pursuant to the JNR Arrangement, the former shareholders of JNR received, for each JNR common share held, 0.073 of a Denison common share (the “Exchange Ratio”). All of the outstanding options and common share purchase warrants of JNR were exchanged for options and warrants to purchase common shares of Denison with a number and exercise price determined by reference to the Exchange Ratio. On closing, Denison issued 7,975,479 common shares with a value of approximately CAD$10,900,000.

On January 16, 2013, Denison announced the signing of a Binding Letter of Intent to acquire a portfolio of assets from Fission Energy Corp. (“Fission”) which include its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut and its interests in two joint ventures in Namibia (collectively, the “Assets”). Denison entered into an arrangement agreement with Fission on March 7, 2013 (the “Fission Arrangement”). Under the terms of the Fission Arrangement, Denison will offer shareholders of Fission 0.355 shares of Denison for each Fission share held. The completion of the transaction is conditional upon, among other things, certain assets of Fission being spun out to a new company. Denison expects to issue approximately 49,200,000 common shares to complete the acquisition, which values the Assets at approximately CAD$62,500,000 based on Denison’s closing share price of CAD$1.27 per share on March 6, 2013.

Corporate Information

BOARD OF DIRECTORS

Eun Ho Cheong

Seoul, Korea

John H. Craig

Ontario, Canada

W. Robert Dengler

Ontario, Canada

Brian D. Edgar

British Columbia, Canada

Ron F. Hochstein

British Columbia, Canada

Lukas H. Lundin

Vaud, Switzerland

William A. Rand

British Columbia, Canada

Catherine J.G. Stefan

Ontario, Canada

OFFICERS

Lukas H. Lundin

Chairman

Ron F. Hochstein

President and

Chief Executive Officer

David D. Cates

Vice President Finance &Tax,

Chief Financial Officer

Steve Blower

Vice President, Exploration

Terry V. Wetz

Vice President, Project Development

Michael J. Schoonderwoerd

Vice President Controller

Sheila Colman

Canadian Counsel

& Corporate Secretary

OFFICES

Head Office

Denison Mines Corp.

Atrium on Bay

595 Bay Street, Suite 402

Toronto, Ontario M5G 2C2

Telephone: 416-979-1991

Facsimile: 416-979-5893

Website: www.denisonmines.com

Denison Mines Corp.

885 West Georgia Street, Suite 2000

Vancouver, British Columbia V6C 3E8

Telephone: 604-689-7842

Toll Free: 1-888-689-7842

Facsimile: 604-689-4250

Denison Mines Corp.

230 – 22nd Street East, Suite 200

Saskatoon, Saskatchewan S7K 0E9

Telephone: 306-652-8200

Facsimile: 306-652-8202

Denison Environmental Services

1 Horne Walk, Suite 200

Elliot Lake, Ontario P5A 2A5

Telephone: 705-848-9191

Facsimile: 705-848-5814

Website: www.denisonenvironmental.com

Denison Mines USA Corp.

445 Union Blvd., Suite 121

Lakewood CO USA 80228

Telephone: 303-658-0775

Denison Mines Mongolia XXK

Str. Olympia 8, Shuren Building

Sukhbaatar District

Ulaanbaatar 13, Mongolia

Telephone: 976-11-330502

Facsimile: 976-11-318660

Denison Mines Zambia Limited

Plot 230 Kasangula Road

Roma, Lusaka, Zambia

Telephone: 260-21-1-294-292

Facsimile: 260-21-1-294-296

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (TSX)

Trading Symbol: DML

NYSE MKT LLC

Trading Symbol: DNN

SHARE REGISTRAR AND

TRANSFER AGENT

Computershare Investor Services Inc.

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-564-6253

AUDITOR

PricewaterhouseCoopers LLP

PwC Tower

18 York Street, Suite 2600

Toronto, Ontario M5J 0B2

Telephone: 416-863-1133

ADDITIONAL INFORMATION

Further information about Denison

is available by contacting Investor

Relations at the head office listed

above or by email to:

info@denisonmines.com

Denison Mines Corp. Atrium on Bay 595 Bay Street Suite 402 Toronto ON M5G 2C2 T 416 979 1991 F 416 979 5893 www.denisonmines.com TSX: DML NYSE MKT: DNN